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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                             -----------------------

                                   GENER S.A.
                       (Name of Subject Company (Issuer))

                             -----------------------

                               THE AES CORPORATION
                          MERCURY CAYMAN CO. III, LTD.
                       (Name of Filing Persons (Offerors))

                             -----------------------

             AMERICAN DEPOSITARY SHARES (EACH REPRESENTING 68 SHARES
                         OF COMMON STOCK, NO PAR VALUE)
                         (Title of Class of Securities)

                             -----------------------

                                    368731105
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 BARRY J. SHARP
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               THE AES CORPORATION
                             1001 NORTH 19TH STREET
                            ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             -----------------------

                                    Copy to:
                             Michael E. Gizang, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000

                             -----------------------

                            CALCULATION OF FILING FEE


  TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
     $440,264,006.40                                      $90,627.00
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--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $16.03125, the average of the high and low price per Gener American Depositary Share on December 15, 2000, as reported on the New York Stock Exchange Composite Transaction Tape, multiplied by
     (b) 27,462,862, representing the aggregate number of Gener American Depositary Shares AES estimates will be the maximum number of Gener ADSs outstanding on the expiration date of the U.S. Offer.

**   One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $36,327 plus $54,300 Form or Registration No.:
     Registration Statement on Form S-4 and Amendment No. 4 thereto. Filing
     Party: The AES Corporation Date Filed: November 9, 2000 and December 21, 2000 respectively

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 12 amends and supplements the Tender Offer Statement on Schedule TO initially filed on November 9, 2000 (the "Schedule TO") by Mercury Cayman Co. III, Ltd., a limited company organized under the laws of the Cayman Islands (the "Purchaser") and a wholly owned subsidiary of The AES Corporation, a Delaware corporation ("AES"), relating to the offer by the Purchaser to exchange each issued and outstanding American Depositary Share (each, an "ADS" and collectively, "ADSs") of Gener S.A. ("Gener"), each representing 68 shares of Gener common stock, no par value (the "Shares"), for a fraction of a share of common stock, par value $ 0.01 per share, of AES (the "AES Shares"), on the terms and subject to the conditions described in the Prospectus (as defined below), as amended by Amendment No. 5 thereto, dated December 8, 2000 (the "Fifth Amendment"), Amendment No. 6 thereto, dated December 13, 2000 (the "Sixth Amendment"), Amendment No. 7 thereto, dated December 14, 2000 (the "Seventh Amendment"), Amendment No. 8 thereto, dated December 21, 2000 (the "Eighth Amendment"), Amendment No. 9 thereto, dated December 22, 2000 (the "Ninth Amendment"), Amendment No. 10 thereto, dated December 26, 2000 (the "Tenth Amendment") and Amendment No. 11 thereto, dated December 29, 2000 (the "Eleventh Amendment") and the related ADS Letter of Transmittal (collectively referred to as the "Offer").

     AES initially filed a Registration Statement on Form S-4 relating to the AES Shares to be issued to holders of Gener ADSs in the Offer on November 9, 2000, which has subsequently been amended by Amendment No. 1 thereto, dated December 7, 2000, Amendment No. 2 thereto, dated December 13, 2000, Amendment No. 3 thereto, dated December 14, 2000, and Amendment No. 4 thereto, dated December 22, 2000 (the "Registration Statement"). The terms and conditions of the Offer are set forth in the final prospectus dated December 22, 2000, which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are annexed to the Schedule TO as Exhibits (a)(18) and (a)(2), respectively.

     All of the information in the Prospectus, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment and the related ADS Letter of Transmittal, and any prospectus supplement or other supplement or amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by AES, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.


                                       2
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ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented as follows:

     On January 2, 2001, we announced that we had successfully completed our U.S. exchange offer. As of 3:00 P.M. on Friday, December 29, 2000, the expiration of the exchange offer, approximately 21,480,377 Gener ADSs had been validly tendered and accepted for exchange by us. Additionally, approximately 7,397,606 Gener ADSs are subject to notices of guaranteed delivery. We previously announced that we had purchased 3,466,600,000 Gener shares in our concurrent cash offer to purchase 3,466,000,000 Gener shares in Chile. Assuming all Gener ADSs subject to guaranteed delivery are received and taking into account the Gener shares purchased in the Chilean offer, the Gener shares and ADSs tendered represent approximately 96.5% of the outstanding shares of capital stock of Gener.


ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented to add the following exhibits:


   (a)(22) U.S. $400,000,000 Senior Secured Bridge Credit Agreement among Inversiones OEA Limitada, Inversiones Cachagua Limitada, the Guarantors Named Therein, Deutsche Bank Securities Inc., Bankers Trust Company, and Various Lenders, dated as of December 28, 2000.
   (a)(23) U.S. $525,079,198 Senior Secured Short Term Bridge Credit Agreement among Mercury Cayman Holdco. Ltd., the Guarantors Named Therein, Deutsche Bank Secuities Inc., and Bankers Trust Company, dated as of December 28, 2000.
   (a)(24)         Press release dated January 2, 2001.



                                       3
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                   MERCURY CAYMAN CO. III, LTD.




                                   By: /s/ Naveed Ismail
                                      ------------------------------------
                                      Name: Naveed Ismail
                                      Title: President
                                      Dated: January 2, 2001





                                   THE AES CORPORATION




                                   By: /s/ Paul T. Hanrahan
                                       ------------------------------------
                                       Name: Paul T. Hanrahan
                                       Title: Senior Vice President
                                       Dated: January 2, 2001




                                       4
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                                 EXHIBIT INDEX




   EXHIBIT
   NUMBER                                                   EXHIBIT NAME
   ------                                                   ------------
   (a)(1)             Prospectus relating to AES Shares to be issued in the U.S. Offer (incorporated by reference from The AES Corporation Registration Statement on Form S-4 filed on
                      November 9, 2000).*
   (a)(2)             Form of ADS Letter of Transmittal (incorporated by reference to Exhibit 99.1 to The
                      AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*
   (a)(3)             Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to
                      The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*
   (a)(4)             Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees (incorporated by reference to Exhibit 99.3 to The AES Corporation
                      Registration Statement on Form S-4 filed on November 9, 2000).*
   (a)(5)             Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to The AES
                      Corporation Registration Statement on Form S-4 filed on November 9, 2000).*
   (a)(6)             Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
                      (incorporated by reference to Exhibit 99.5 to The AES Corporation Registration
                      Statement on Form S-4 filed on November 9, 2000).*
   (a)(7)             Summary Advertisement published in The Wall Street Journal on November 13, 2000
                      (incorporated by reference to Exhibit 99.6 to The AES Corporation Registration
                      Statement on Form S-4 filed on November 9, 2000).*
   (a)(8)             Press Release issued by AES on November 3, 2000 (incorporated by reference to
                      Exhibit 99.7 to The AES Corporation Registration Statement on Form S-4 filed on
                      November 9, 2000).*
     (b)              None.
     (d)              Letter Agreement between AES and Compania de Petroleos de Chile S.A., dated
                      November 3, 2000.*
     (g)              None.
     (h)              None.
   (a)(9)             Press release dated November 22, 2000.*
   (a)(10)            Press release dated November 28, 2000.*
   (a)(11)            Agreement, dated as of November 28, 2000, between AES, TotalFinaElf, and Total Gas and Power Ventures.*
   (a)(12)            Press release dated December 7, 2000.*
   (a)(13)            Preliminary Prospectus, dated December 7, 2000, relating to AES Shares to be issued in
                      Offer (incorporated by reference from Amendment No. 1 to AES's Registration
                      Statement on S-4 filed on December 7, 2000).*
   (a)(14)            Press release dated December 8, 2000.*
   (a)(15)            Press release dated December 12, 2000.*
   (a)(16)            Supplement No. 1 to the Prospectus relating to AES shares to be issued in the U.S.
                      Offer.*
   (a)(17)            Press release dated December 20, 2000.*
   (a)(18)            Final Prospectus, dated December 22, 2000, relating to AES Shares to be issued in the
                      U.S. Offer (incorporated by reference from Amendment No. 4 to AES's Registration
                      Statement on Form S-4 filed on December 22, 2000).*
   (a)(19)            Press release dated December 22, 2000.*
   (a)(20)            Press release dated December 27, 2000.*
   (a)(21)            Press release dated December 28, 2000.*
   (a)(22)            U.S. $400,000,000 Senior Secured Bridge Credit Agreement among Inversiones OEA
                      Limitada, Inversiones Cachagua Limitada, the Guarantors Named Therein,
                      Deutsche Bank Securities Inc., Bankers Trust Company, and Various Lenders,
                      dated as of December 28, 2000.
   (a)(23)            U.S. $525,079,198 Senior Secured Short Term Bridge Credit Agreement among Mercury
                      Cayman Holdco. Ltd., the Guarantors Named Therein, Deutsche Bank Secuities Inc.,
                      and Bankers Trust Company, dated as of December 28, 2000.
   (a)(24)           Press release dated January 2, 2001.

* Previously filed.